SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2004

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                 Form 40-F    X

                Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No    X

     PLACER DOME REPORTS EARNINGS OF $229 MILLION
     AND 15% RESERVE GROWTH IN 2003

       (all figures in U.S.$ in accordance with U.S. GAAP, unless otherwise specified)

     FEBRUARY 26, 2004

Vancouver, Canada: Placer Dome Inc. (NYSE, TSX, ASX: PDG) announces 2003 results, including record gold production of 3.9 million ounces and net earnings of $229 million, the highest net earnings from mining activities in the company’s history. Gold mineral reserves increased by 7.7 million ounces, or 15%, to 60.5 million ounces.

President and CEO Jay Taylor said the 2003 results are evidence of the company’s sound strategy and ability to execute successfully. “For the past three years we have focused on adding high quality new assets through exploration and acquisitions and applying innovation and technology to improve the way we run the business. The result is that we are maximizing value from our existing assets and setting a solid foundation for the future.”

         2003 Highlights

Placer Dome’s gold production reached 3,861,000 ounces in 2003, an increase of 37% over 2002. Copper production in 2003 was 425 million pounds, relatively unchanged from the previous year.

The increase in gold production was due to the acquisition of AurionGold Limited in the fourth quarter of 2002, the acquisition of East African Gold Mines Limited in July 2003, and increased production from the Golden Sunlight, Porgera, Turquoise Ridge and South Deep mines. This was partially offset by decreased production at the Granny Smith and Bald Mountain mines.

Net earnings totalled $229 million, or $0.56 per share, on the strength of increased production and higher commodity prices. Mine operating earnings were $406 million, and cash flow from operations reached $329 million.

Placer Dome’s precious metals sales program contributed a premium of $17 per ounce over the average spot price in 2003. During the year, Placer Dome reduced the maximum committed ounces under its gold sales program by 2.9 million ounces, excluding the 0.8 million ounces from the East African Gold Mines Limited acquisition. The maximum committed ounces now total 10.5 million ounces, or 17% of gold mineral reserves.

Cash and total gold production costs for 2003 totalled $218 and $274 per ounce, respectively, increasing by 22% and 19%, respectively, over 2002. Throughout the year, costs were higher primarily due to the appreciation of foreign currencies against the U.S. dollar ($15 per ounce); the inclusion of the relatively higher-cost AurionGold mines acquired in the fourth quarter of 2002 ($10 per ounce); and increased global energy costs ($6 per ounce).

Cash and total copper production costs for 2003 totalled $0.52 and $0.67 per pound, respectively, both increasing by 16% over 2002 due to higher energy costs, the appreciation of the Australian dollar and Chilean peso against the U.S. dollar and higher acid and maintenance costs at the Zaldívar mine.

Corporate development highlights of 2003 included the acquisition of East African Gold Mines Limited, which owned the North Mara open pit gold mine in northern Tanzania through a wholly owned subsidiary. North Mara consists of two open pit mining operations feeding an adjacent two million tonne per year processing plant, as well as a third deposit under development. Since the acquisition, exploration work has increased mineral reserves by 30%, and a mill expansion was initiated that is expected to increase production by 40% to approximately 280,000 ounces on an annualized basis by the end of 2004.

Also in 2003, mining began at the Turquoise Ridge gold mine on the Getchell property. In December 2003, a joint venture was formed with Newmont that eliminates a 2% net smelter royalty, reduces capital and operating costs, and improves recoveries. Placer Dome owns 75% of the joint venture and is the operator. Newmont will purchase up to 2,000 tonnes per day of joint venture ore and process it at cost at their nearby Twin Creeks mill. Full production of approximately 300,000 ounces on an annualized basis is expected by the end of 2004.

         Fourth Quarter 2003 Highlights

Gold production in the fourth quarter was 1.04 million ounces, marking the highest quarterly production in the company’s history. The average realized price of gold during the quarter was $402 per ounce, resulting in sales of $492 million. Net earnings in the fourth quarter totalled $81 million, or $0.20 per share. Mine operating earnings reached $128 million and cash flow from operations was $61 million.

         Cash and total gold costs in the fourth quarter were $229 and $284 per ounce respectively.

	December 31
	Fourth Quarter		Twelve Months
	2003	2002	2003	2002
Financial ($millions)
Sales	492	355	1,763	1,209
Mine operating earnings
Gold (ii)	112	72	371	282
Copper	22	17	55	53
Other	(6)	(6)	(20)	(11)

	128	83	406	324

Net earnings (i) (ii)	81	6	229	116
Per share	0.20	0.02	0.56	0.33
Cash flow from operations (iii)	61	47	329	320
Per share	0.14	0.12	0.80	0.92

Operations - Gold (000s oz)
Production (Placer Dome's share)	1,039	917	3,861	2,823
Production (consolidated)	1,011	896	3,785	2,756
Sales (consolidated)	1,006	832	3,829	2,716
Cash production costs ($/oz) (iii)	229	180	218	178
Total production costs ($/oz) (iii)	284	241	274	231
Sales price realized	402	336	380	342
London spot price	391	322	363	310

Operations - Copper (millions lb)
Production	111.1	107.8	425.4	427.5
Sales	103.3	107.1	412.0	431.2
Cash production costs ($/lb) (iii)	0.53	0.47	0.52	0.45
Total production costs ($/lb) (iii)	0.67	0.56	0.67	0.58
Sales price realized	0.90	0.73	0.80	0.71
London spot price	0.93	0.70	0.81	0.71

(i)	With the finalization of the AurionGold purchase price allocation in the fourth quarter of 2003, there have been several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, the results for the first three quarters of 2003 and the 2002 consolidated balance sheet has been restated to reflect these changes. In particular, the allocation to mineral properties and mine development decreased by $280 million and the residual goodwill amount increased by $230 million to $430 million. The net allocation of value attributed to other assets increased by $80 million. The key factors that gave rise to the changes are increased mine operating and capital costs together with an increase in understanding of the acquired resources base resulting in lower confidence of conversion of 2002 reported resources to mineral reserves at Kalgoorlie West.

(ii)	On January 1, 2003 Placer Dome adopted a new accounting standard, SFAS 143, “Accounting for Asset Retirement Obligations” which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. The cumulative non-cash effect of the change through January 1, 2003, which was booked in the first quarter, was $17 million ($0.04 per share).

(iii)	These are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. See the “Non-GAAP Measures” section of this report. Cash and total production costs are Placer Dome’s share.

          Mineral Reserve and Mineral Resource Estimates

Proven and probable gold mineral reserves increased in 2003 by 7.7 million ounces to an estimated 60.5 million ounces, a 15% increase over 2002. The growth was due to the net acquisition of 2.2 million ounces, exploration additions of 8.5 million ounces, and an increase of 1.9 million ounces as a result of the change in gold price assumption from $300 per ounce to $325 per ounce. The reserve additions were offset by depletion of 4.5 million ounces and a 0.4 million-ounce reduction of mineral reserves at Granny Smith.

Specifically, the increase in gold mineral reserves before depletion reflects the acquisition of the North Mara mine, where 2.8 million ounces were acquired and 1.1 million ounces were added during the year, and the Cortez Hills discovery, which added 3.2 million ounces. It also reflects success at Porgera, where 1.4 million ounces were added, and Turquoise Ridge, where exploration in the N Zone, lower costs related to the formation of the joint venture, and a higher gold price assumption added mineral reserves of 1.1 million ounces.

On a 100% basis, Cortez Hills now contains 5.25 million ounces of proven and probable mineral reserves (37.5 million tonnes at 4.36 grams per tonne), 0.5 million ounces of measured and indicated mineral resources (3.6 million tonnes at 4.73 grams per tonne) and 1.0 million ounces of inferred mineral resources (7.4 million tonnes at 4.30 grams per tonne). The deposit remains open on strike and at depth.

At South Deep, mineral reserve and resource estimates and the life of mine plan are being updated. Initial indications are that there will be a reduction in the mineral resource. See the Review of Mining Operations section for complete details.

         Proven and probable copper mineral reserve estimates decreased by 6% in 2003 due to depletion.

Measured and indicated gold resource estimates at operating mines and exploration and development properties also increased by 15% in 2003, rising from 74.8 million ounces at the end of 2002 to 85.8 million ounces at the end of 2003.

         Outlook for 2004

Placer Dome expects to produce approximately 3.6 million ounces of gold in 2004, down from 2003 due to the closure of Misima and the temporary cessation of milling at Golden Sunlight while stripping of Stage 5B is completed. Copper production for 2004 is forecast at approximately 400 million pounds. Cash and total production costs for gold are forecast in the range of $225 to $230 per ounce and $290 to $295 per ounce, respectively. Cash and total costs for copper are forecast at $0.51 and $0.67 per pound, respectively.

Capital expenditures in 2004 are expected to be $295 million, excluding pre and deferred stripping. This estimate consists of $42 million at South Deep (including $9 million in capitalized interest) for completion of the shaft project and underground development, $35 million for mobile equipment and leach pad expansion at Cortez, $27 million at Porcupine for the development of the Pamour open pit mine and underground development at the Hoyle Pond mine, $19 million for the expansion of the North Mara plant, $15 million to bring Turquoise Ridge to full mine production, and $12 million for underground development at Kalgoorlie West. The increase from the previously disclosed $275 million was due to the approval, in early 2004, of Placer Dome’s share of capital expenditures for the Pamour project. In addition, Placer Dome’s share of pre-stripping and deferred stripping expenditures in 2004 is forecast at $30 million and $55 million respectively.

Exploration expenditures are forecast at $75 million, about $50 million of which will be allocated to exploration activities within an economic radius of existing mine sites. Placer Dome also plans to spend approximately $55 million in 2004 on mineral resource development, technology advancement, gold marketing and other related items.

In 2004, Placer Dome expects to reduce its committed ounce position of its precious metals sales program to nine million ounces of gold by delivering into contracts and closing out positions as market conditions allow.

In accordance with Placer Dome’s accounting policies, a non-cash charge of $34 million, previously recognized in accumulated comprehensive income, relating to the cumulative foreign exchange translation loss on its investment in Misima will be recognized on cessation of commercial production from the property. This is currently expected to be in the second quarter of 2004.

          Sensitivities

The sensitivity of 2004 net earnings to key metal price changes based on metal prices of $350 per ounce for gold and $0.90 per pound for copper and projected 2004 sales volumes is estimated as follows:

	Price change $	Change in net earnings ($millions)	Change in net earnings ($/share)
Gold	25.00/oz	39	0.10

Copper	0.05/lb	10	0.03

The sensitivity of 2004 net earnings to foreign exchange fluctuations with respect to mine operating costs of the Australian dollar, the Canadian dollar, the Chilean peso, the Papua New Guinean kina and the South African rand to the U.S. dollar for projected 2004 sales volumes is estimated as follows:

	Exchange Fluctuation		Change in net earnings ($ millions)	Change in net earnings ($/share)
	December 31, 2003%
Australian dollar	1.3355	10%	9	0.02

Canadian dollar	1.2924	10%	5	0.01

Chilean peso	593	10%	6	0.01

Papua New Guinean kina	3.27	10%	1	-

South African rand	6.69	10%	3	0.01

          Exploration and Development Projects

On April 14, 2003, the Special Lease Agreement for the Pueblo Viejo Project was ratified by the Congress of the Dominican Republic. During 2003, Placer Dome’s work at Pueblo Viejo focused on scoping studies to confirm the geology and evaluate processing alternatives. A new mineral resource model was formulated which forms the basis for the current indicated mineral resource estimate of approximately 17.5 million ounces of gold that are refractory in nature and associated with zinc and copper mineralization. Based on the success of scoping study work completed to date, Placer Dome is continuing pre-feasibility studies that are to be completed in the second half of 2004. As a result of encouraging results from the autoclave test work, the focus in 2004 will be on refining the autoclaving process, completing an 11,000-metre infill drill program to further delineate the higher-grade resource areas, and finalizing concepts for waste rock impoundment. The budget for 2004 activities is estimated to be $15 million. The project studies remain on track for completion of a bankable feasibility study and production decision in the first half of 2005.

Placer Dome controls 51% of the Cerro Casale project in north-central Chile. Its share of the project contains an estimated 13 million ounces of measured and indicated gold mineral resources and an estimated 3.3 billion pounds of measured and indicated copper mineral resources. In 2000, a feasibility study was completed on the project and necessary environmental permits and water rights were obtained. Due to the low prices of metals at that time, it was decided not to proceed with construction of the project. In November 2003, the joint venture announced it was updating the feasibility study due to stronger metal prices and the time lapse from the original study. The feasibility study, updated for contemporary economic assumptions and capital and operating costs, is on schedule for delivery to the partners in early March 2004. The joint venture will then meet and assess the updated findings. Placer Dome is evaluating options and assessing the ability to obtain senior project financing for Cerro Casale. Under the terms of the joint venture agreement, Placer Dome is required to arrange $1.3 billion in financing, including contributing $200 million in equity on behalf of the joint venture partners, and provide a pre-completion guarantee for an amount not greater than $1.1 billion in senior and subordinated loans. The senior loans are required to be an amount which is not less than 50% of the initial project capital requirements. Once financeable, Placer Dome will make a decision on development.

In February 2003, Placer Dome exercised its option to become joint venture manager and has the right to earn an additional 40% interest, for a total of 70%, in the Donlin Creek project from NovaGold Resources Inc. In order to do this, Placer Dome must expend $32 million, complete a feasibility study and make a positive construction decision for a mine that would produce at least 600,000 ounces of gold per annum. If Placer Dome chooses not to complete the earn-in, the company retains a 30% interest. Located in Alaska, U.S., Donlin Creek (100% basis) hosts an estimated 11 million ounce measured and indicated mineral resource and an estimated 14.3 million ounce inferred mineral resource, making it one of the largest undeveloped gold resources in North America. Work in 2003 focused on identifying acceptable alternatives for project access, power supply, and local sources of key consumables. Plans for 2004 include additional test work to further refine the flow sheet, completion of a pre-feasibility study and continuing the environmental baseline studies required for permitting. Pending a positive pre-feasibility assessment, the permitting process would begin in the fourth quarter of 2004 and run concurrently with the development of the final feasibility study. The project budget for 2004 is $6 million.

          Detailed Review of Financial Results

         Earnings

Consolidated net earnings for the year and three months ended December 31, 2003 were $229 million or $0.56 per share and $81 million or $0.20 per share, respectively. This compared with earnings of $116 million or $0.33 per share and $6 million or $0.02 per share for the same periods in 2002.

Placer Dome’s 2003 net earnings were positively impacted by an after-tax unrealized non-hedge derivative gain of $30 million and the recognition of non-cash tax assets totalling $111 million for previously unrecorded tax benefits related to its U.S. operations. The recognition of the tax asset reflects a more positive outlook for Placer Dome’s U.S. operations, including improved gold prices and increased production from the Golden Sunlight and Bald Mountain mines and the Cortez Hills deposit. This was partially offset by a $17 million after-tax charge to earnings relating to the adoption of a new accounting standard for post-mining related asset retirement obligations, a $24 million unrealized foreign exchange loss on net non-tax monetary liabilities denominated in foreign currencies that appreciated against the U.S dollar, and the recording of provisions for known tax contingencies where, in Placer Dome’s judgment, it was probable that a liability had been incurred. The cumulative effect of these items increased reported after-tax net earnings by approximately $45 million.

Placer Dome’s net earnings for the fourth quarter 2003 were positively impacted by the recognition of a non-cash tax asset totalling $72 million for previously unrecorded tax benefits related to its U.S. operations. This was offset by unrealized foreign exchange losses on net non-tax monetary liabilities denominated in foreign currencies that appreciated against the U.S dollar and the recording of provisions for known tax contingencies where, in Placer Dome’s judgment, a liability had been incurred. The cumulative effect of these items increased reported after-tax net earnings by approximately $20 million.

         Cash Flow from Operations

Cash flow from operations for the year and three months ended December 31, 2003 were $329 million and $61 million, respectively, compared with $320 million and $47 million for the same periods in 2002. Excluding the impact of non-cash working capital, cash flow from operations were $353 million and $83 million in 2003 compared with $335 million and $68 million for the same periods in 2002. The increase of 5% and 22%, respectively, from the 2002 periods primarily reflected higher cash mine operating earnings, partially offset by increased expenditures on deferred stripping, taxes and non-mine operating costs (including exploration and resource development, technology and other).

         Forward Sales

Under Placer Dome’s precious metals sales program, the company realized an average price of $380 per ounce of gold in 2003, and $402 per ounce in the fourth quarter of 2003, a premium of $17 and $11 per ounce, respectively, over the average spot price during the periods. During 2003, Placer Dome reduced the maximum committed ounces under its gold sales program by 2.9 million ounces, excluding the 0.8 million ounces from the East African Gold acquisition. At December 31, 2003, Placer Dome’s maximum committed ounces under its gold sales program were 10.5 million ounces, or 17% of 2003 year-end gold mineral reserves. On December 31, 2003, based on the closing spot price of gold of $417 per ounce and an Australian to U.S. dollar exchange rate of $1.3319, the mark-to-market value of the precious metals sales and derivative program was negative $705 million.

         Other Income Statement Items

Costs related to general and administrative, exploration, technology, resource development and other totalled $191 million and $46 million in the year and three month periods ended December 31, 2003, respectively, an increase of $44 million and a decrease of $14 million from the prior comparative periods. The $24 million increase in exploration in 2003 compared to 2002 was due to additional mine site exploration. The $9 million increase in 2003 for resource development, technology and other was due to increased costs at development properties and Placer Dome’s enterprise-wide business process improvements initiative. The $17 million decrease in the fourth quarter for resource development, technology and other was primarily due to a reduction of $9 million in the fair value of the Turquoise Ridge reclamation accrual and an accrual in the fourth quarter of 2002 for additional capital expenditures to upgrade water treatment facilities at the closed Equity Silver mine. The increase in general and administration costs during 2003 was primarily due to costs associated with the integration of the AurionGold and East African Gold operations and the weakening of the U.S. dollar.

         Fourth Quarter 2003

Mine operating earnings for the fourth quarter of 2003 were $128 million, an increase of 54% or $45 million over the comparative 2002 period due primarily to higher contributions from both gold and copper.

Gold operating earnings were $112 million in the fourth quarter of 2003 compared with $72 million in the fourth quarter of 2002 due to higher sales volumes and a higher average realized price, partially offset by higher unit costs. Gold sales revenue for the quarter was $401 million compared with $280 million in the prior year period, an increase of 43% reflecting a 21% increase in sales volume and a $66 per ounce increase in the average realized price. Consolidated gold production in the fourth quarter increased by 13% to 1,010,832 ounces from 895,538 ounces in 2002, reflecting the inclusion of the acquisitions of AurionGold effective October 31, 2002, and the acquisition of East African Gold effective July 23, 2003, as well as increased production from the Porcupine, Turquoise Ridge and La Coipa mines. This was partially offset by decreased production at the Granny Smith, Bald Mountain and Cortez mines.

Placer Dome’s share of cash and total production costs per ounce for the fourth quarter of 2003 were $229 and $284, respectively, compared with $180 and $241 in 2002. The increase in cash costs per ounce was due primarily to the inclusion of the relatively higher cost AurionGold mine interests acquired in the fourth quarter of 2002 ($7 per ounce), and the impact of the following items on Placer Dome’s other mining operations: the appreciation of foreign currencies against the U.S. dollar ($22 per ounce); and higher global energy costs ($2 per ounce). The average exchange rate of the Canadian and Australian dollars, Papua New Guinean kina, Chilean peso and South African rand to the U.S. dollar appreciated 19%, 28%, 22%, 16% and 44%, respectively, from the fourth quarter of 2002 to the fourth quarter of 2003.

Copper operating earnings of $22 million in the fourth quarter of 2003 were 29% higher than the prior year period due to a 23% higher realized price per pound, partially offset by decreased sales volume and increased costs. Copper sales revenue for the quarter was $89 million compared with $75 million in the 2002 period, reflecting the increase in the average realized price partially offset by a 4% decrease in sales volume. Consolidated copper production in the fourth quarter of 2003 was 111.1 million pounds (50,395 tonnes), 3% greater than the prior year period as increased production at Zaldivar was partially offset by lower production at Osborne. Consolidated cash and total production costs per pound of copper for the period were $0.53 and $0.67, respectively, compared with $0.47 and $0.56, respectively, in 2002. The increase was due to higher energy costs, the appreciation of the Australian dollar and the Chilean peso against the U.S. dollar, and higher acid expenditures and unplanned maintenance costs at Zaldivar.

With the finalization of the AurionGold purchase price allocation in the fourth quarter of 2003, there have been several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, the results for the first three quarters of 2003 and the 2002 consolidated balance sheet has been restated to reflect these changes. In particular, the allocation to mineral properties and mine development decreased by $280 million and the residual goodwill amount increased by $230 million to $430 million. The net allocation of value attributed to other assets increased by $80 million. The key factors that gave rise to the changes are increased mine operating and capital costs together with an increase in understanding of the acquired resources base resulting in lower confidence of conversion of 2002 reported resources to mineral reserves at Kalgoorlie West.

Review of Mining Operations

PRODUCTION AND OPERATING SUMMARY

			For the year ended December 31						Estimated annual 2004

				Placer Dome's Share

Mine		Placer Dome's share (% of mine production)	Mine operating earnings (1)	Millfeed (000s tonnes)	Grade (g/t, %)	Recovery (%)	Production (ozs, % 000 lbs) change	Cost per unit (2) ($/oz, $/lb) Cash Total	Production (ozs, 000s lbs)	Cost per unit (2) ($/oz, $/lb) Cash Total

GOLD
Canada
Campbell		100% 2003	$ 21	363	17.6	96.1	197,114 +2%	202 264	208,000	230 300
		2002	$ 12	357	17.5	96.1	193,150	172 244

Musselwhite		68% 2003	4	905	5.5	95.5	151,422 +6%	250 330	157,000	240 320
		2002	1	787	5.9	95.3	142,579	219 292

Porcupine (3)		51% 2003	22	2,106	3.7	92.4	233,101 n/a	206 262	193,000	230 300
		2002	2	1,095	3.2	91.6	101,919	230 285

Dome (3)		100% 2003	(3)	1,673	2.4	91.8	118,663	245 328

United States
Bald Mountain (4)		100% 2003	8	4,125	0.7	n/a	90,601 -47%	228 279	83,000	140 250
		2002	19	5,265	1.1	n/a	172,328	152 203

Cortez (4), (5)		60% 2003	114	14,398	1.8	n/a	639,241 -2%	135 172	563,000	170 220
		2002	86	8,624	2.7	n/a	649,006	129 168

Golden Sunlight		100% 2003	52	2,245	4.0	82.1	234,946 +110%	143 151	-	- -
		2002		2,271	2.0	78.4	111,806	279 305

Turquoise Ridge(6)		100% 2003	8	-	-	-	92,965 n/a	215 220	225,000	210 230
		2002	2	-	-	-	54,806	107 179

Australia
Granny Smith (7)		100% 2003	11	3,955	2.5	88.8	280,129 -14%	246 320	286,000	310 370
	100%/	60% 2002	46	2,505	4.3	92.5	326,894	124 161

Henty (7)		100% 2003	3	289	11.4	95.6	102,070 n/a	204 308	104,000	220 340
		2002	(1)	43	7.4	93.7	7,963	323 414

Kalgoorlie West (7)		100% 2003	(4)	3,438	3.8	95.2	396,254 n/a	271 364	245,000	320 390
		2002	(2)	516	4.0	93.9	61,841	201 330

Kanowna Belle (7)		100% 2003	21	1,909	4.9	89.0	262,889 n/a	204 283	245,000	240 330
		2002	1	326	5.7	90.1	69,337	147 269

Osborne (8)		100% 2003	n/a	1,485	1.0	80.5	37,357 -2%	n/a n/a	40,000	n/a n/a
		2002	n/a	1,461	1.0	79.9	38,149	n/a n/a

Papua New Guinea
Misima (9)		80% 2003	4	4,471	0.7	87.6	94,837 -18%	276 310	25,000	300 310
		2002	14	4,757	0.9	88.4	115,638	196 213

Porgera (7)		75% 2003	42	4,242	5.3	87.6	638,940 +73%	256 301	678,000	210 260
	75%/	50% 2002	10	2,437	5.2	84.7	368,769	216 265

Chile
La Coipa (10)		50% 2003	10	3,208	1.2	83.6	99,637 +4%	208 291	81,000	240 320
		2002	1	3,172	1.1	84.7	95,989	224 306

South Africa
South Deep		50% 2003	4	979	7.2	96.9	220,371 +13%	301 342	248,000	320 370
		2002	13	889	7.1	96.4	194,238	204 241

Tanzania
North Mara (11)		100% 2003	7	869	3.4	93.5	89,525 n/a	225 301	215,000	240 300

Metal hedging revenue		2003	54
		2002	82

TOTAL GOLD		2003	$ 371				3,861,399 +37%	218 274	3,575,000	225-230 290-295
		2002	$ 282				2,823,075	178 231	3,625,000

COPPER
Osborne (8)		100% 2003	4	1,485	3.0	96.0	93,638 -8%	0.56 0.69	90,000	0.57 0.69
		2002	10	1,461	3.3	96.0	101,652	0.47 0.58

Zaldivar (4)		100% 2003	56	16,942	1.1	n/a	331,720 2%	0.51 0.66	315,000	0.50 0.66
		2002	42	15,961	1.0	n/a	325,825	0.45 0.59

Metal hedging revenue		2003	(5)
		2002	1

TOTAL COPPER		2003	$ 55				425,358 -	0.52 0.67	400,000	0.51 0.67
		2002	$ 53				427,477	0.45 0.58	410,000

Other (1)		2003	(20)
		2002	(11)

CONSOLIDATED MINE		2003	$ 406
OPERATING EARNINGS(1)		2002	$ 324

PRODUCTION AND OPERATING SUMMARY

		For the Fourth Quarter

			Placer Dome's Share

Mine	Placer Dome's share (% of mine production)	Mine operating earnings (1)	Millfeed (000s tonnes)	Grade (g/t, %)	Recovery (%)	Production (ozs, % 000 lbs) change	Cost per unit (2) ($/oz, $/lb) Cash Total

GOLD
Canada
Campbell	100% 2003	$ 9	96	16.5	96.9	49,487 +4%	211 246
	2002	$ 3	96	16.1	95.8	47,548	175 247

Musselwhite	68% 2003	2	241	5.5	95.2	40,123 -13%	250 333
	2002	1	241	6.1	95.3	46,256	209 292

Porcupine (3)	51% 2003	8	519	4.0	92.1	61,031 +9%	189 239
	2002	2	550	3.5	91.3	55,765	216 270

Dome (3)	100% 2002	-	-	-	-	-	- -

United States
Bald Mountain (4)	100% 2003	3	117	0.7	n/a	16,725 -50%	188 261
	2002	2	2,109	0.7	n/a	33,752	222 281

Cortez (4)(5)	60% 2003	27	n/a	n/a	n/a	140,513 -8%	156 197
	2002	21	n/a	n/a	n/a	153,424	123 162

Golden Sunlight	100% 2003	16	502	4.3	79.7	53,812 +6%	136 148
	2002	5	599	3.4	81.7	50,997	178 194

Turquoise Ridge(6)	100% 2003	5	-	-	-	38,259 -	199 204
	2002	2	-	-	-	-

Australia
Granny Smith (7)	100% 2003	-	1,028	2.8	90.5	78,425 -20%	269 366
	100%/60% 2002	10	727	4.3	90.8	98,017	138 196

Henty (7)	100% 2003	2	70	14.2	97.2	31,136 n/a	183 294
	2002	(1)	43	7.4	93.7	7,963	323 414

Kalgoorlie West (7)	100% 2003	1	819	4.4	95.2	105,292 n/a	277 361
	2002	(2)	516	4.0	93.9	61,841	201 330

Kanowna Belle (7)	100% 2003	7	501	4.9	88.7	75,342 n/a	209 293
	2002	1	326	5.7	90.1	69,337	147 269

Osborne (8)	100% 2003	n/a	360	1.3	82.1	12,059 +14%	n/a n/a
	2002	n/a	359	1.0	80.8	10,574	n/a n/a

Papua New Guinea
Misima (9)	80% 2003	3	1,183	0.4	87.6	23,226 -14%	288 319
	2002	3	1,249	0.9	87.8	26,867	226 236

Porgera (7)	75% 2003	17	1,108	5.0	87.6	172,945	267 306
	75%/50% 2002	11	974	6.0	83.8	173,232	200 239

Chile
La Coipa (10)	50% 2003	6	858	1.7	81.4	34,447 +21%	188 269
	2002	2	825	1.1	85.0	28,567	209 291

South Africa
South Deep	50% 2003	(1)	272	6.2	96.9	54,280 +2%	365 406
	2002	4	234	7.7	95.8	53,248	220 262

Tanzania
North Mara (11)	100% 2003	6	518	3.5	92.9	52,371 n/a	229 288

Metal hedging revenue	2003	7
	2002	10

TOTAL GOLD	2003	$ 112				1,039,473 +13%	229 284
	2002	$ 72				917,388	180 241

COPPER
Osborne (8)	100% 2003	2	360	3.3	96.7	25,638 -5%	0.56 0.66
	2002	3	359	3.4	96.1	27,008	0.45 0.51

Zaldivar (4)	50% 2003	25	3,875	1.2	n/a	85,425 +6%	0.52 0.67
	2002	13	4,178	0.9	n/a	80,834	0.48 0.58

Metal hedging revenue	2003	(5)
	2002	1

TOTAL COPPER	2003	$ 22				111,063 +3%	0.53 0.67
	2002	$ 17				107,842	0.47 0.56

Other (1)	2003	(6)
	2002	(6)

CONSOLIDATED MINE	2003	$ 128
OPERATING EARNINGS(1)	2002	$ 83

         Notes to the Production and Operating Summary Tables:

(1)	Mine operating earnings represent 100% of the results of mines owned by Placer Dome and its subsidiaries and a pro-rata share of joint ventures. “Consolidated operating earnings” (and the related sub-totals) in accordance with accounting principles generally accepted in the U.S. exclude the pro-rata share of La Coipa, a non-controlled incorporated joint venture. Mine operating earnings comprises sales, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of U.S. dollars. Pursuant to SFAS 109 – Accounting for Income Taxes, on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, Placer Dome gross’ up the property, plant and equipment values to reflect the recognition of the deferred tax liabilities. Other mine operating earnings includes a charge of $9 million (2002 - $3 million) and $3 million (2002 – $3 million) for the 12 and three months ended December 31, 2003, respectively, related to the amortization of the property, plant and equipment allocation.

(2)	Components of Placer Dome’s share of cash and total production costs in accordance with the Gold Institute Standard:

	December 31
	Fourth Quarter		Twelve months
	2003 $/oz	2002 $/oz	2003 $/oz	2002 $/oz
Direct mining expenses	230	170	208	164
Stripping and mine development adjustment	(13)	(1)	(3)	2
Third party smelting, refining and transportation	1	1	1	1
By-product credits	(2)	(1)	(1)	(1)

Cash operating costs per ounce	216	169	205	166

Royalties	12	9	12	10
Production taxes	1	2	1	2

Total cash costs per ounce	229	180	218	178

Depreciation	37	51	34	44
Depletion and amortization	19	6	19	5
Reclamation and mine closure	(1)	4	3	4

Total production costs per ounce	284	241	274	231

(3)	Placer Dome completed an agreement with Kinross to form the Porcupine Joint Venture that combined the operations of the Dome Mine with certain operations of Kinross effective July 1, 2002. The 2002 Dome Mine reflects the results for the first six months of the year, and the Porcupine Mine reflects 51% of the combined operation from July 1, 2002 onwards.

(4)	Recovery percentage is not susceptible to accurate measurement at heap leach operations.

(5)	The Cortez mine processes material by way of carbon-in-leach (“CIL”) and heap leaching.

	Millfeed (000s tonnes)	Grade (g/t)	Recovery (%)	Production ozs.

Carbon in leach For the twelve months ended December 31 2003 2002 For the fourth quarter of 2003 2002	2,071 2,041 526 520	6.53 7.43 5.61 6.13	89.8% 88.6% 88.9% 88.0%	390,087 431,429 84,374 90,276

Heap leach For the twelve months ended December 31 2003 2002 For the fourth quarter of 2003 2002	12,049 6,407 3,697 1,755	0.85 1.03 0.78 1.54	Note 4 Note 4 Note 4 Note 4	198,107 173,548 56,095 51,224

Sale of carbonaceous ore For the twelve months ended December 31 2003 2002 For the fourth quarter of 2003 2002	278 176 - 49	6.71 8.61 - 8.67	85.1% 90.6% - 87.5%	51,047 44,029 44 11,924

Total For the twelve months ended December 31 2003 2002 For the fourth quarter of 2003 2002	14,398 8,624 4,223 2,324	1.78 2.70 1.38 2.72	Note 4 Note 4 Note 4 Note 4	639,241 649,006 140,513 153,424

(6)	Production from Turquoise Ridge relates to third party ore sales. As a result of the joint venture agreement with Newmont completed in late December 2003, estimated annual 2004 production for Turquoise Ridge reflects Placer Dome’s 75% share. The cash and total cost per ounce balances do not include the cost of processing the ore.

(7)	On October 22, 2002, Placer Dome gained control of AurionGold. This increased the company’s ownership in Granny Smith Mine to 100% and Porgera Mine to 75% from 60% and 50%, respectively, and added the Henty, Kalgoorlie West and Kanowna Belle mines to Placer Dome’s holdings. The additional 40% of Granny Smith and 25% of Porgera acquired contributed 30,689 ounces and 47,864 ounces, respectively in November and December, 2002. With the finalization of the AurionGold purchase price allocation in the fourth quarter of 2003, there have been several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, the results for the first three quarters of 2003 and the 2002 consolidated balance sheet has been restated to reflect these changes. In particular, the allocation to mineral properties and mine development decreased by $280 million.

(8)	Osborne produces copper concentrate with gold as a by-product. Therefore, gold unit costs are not applicable.

(9)	Silver is a by-product at the Misima Mine. For the 12 and three months ended December 31, 2003, Placer Dome’s share of Misima’s production was 433,000 and 85,000 ounces of silver, respectively, compared with 574,000 and 153,000 ounces for the respective prior year periods.

(10)	Gold and silver are accounted for as co-products at La Coipa Mine. Gold equivalent ounces are calculated using a ratio of the silver market price to gold market price for purposes of calculating costs per equivalent ounce of gold. The equivalent ounces of gold produced at La Coipa were 154,519 and 44,463 ounces, respectively for the 12 and three month periods ended December 31, 2003 and 149,285 and 42,741 ounces, respectively, for the comparative period year periods. At La Coipa, production for silver was 4.1 million and 0.8 million ounces for the 12 and three months ended December 31, 2003, respectively, and 3.6 million and 0.8 ounces for the comparative prior year periods.

(11)	On July 23, 2003, Placer Dome completed the acquisition of East African Gold, which owned 100% of the open pit North Mara mine in northern Tanzania.

(12)	Estimated 2004 annual unit costs for the Canadian, Australian, Papua New Guinean and South Deep mines are based on Canadian and Australian dollar, Papua New Guinean kina, Chilean peso and South African rand exchange rates to the U.S. dollar of 1.33, 1.30, 3.27, 670, and 7.00 to 1, respectively. Any change from these exchange rates would have an impact on the unit costs. At December 31, 2003 these exchange rates were 1.2924, 1.3355, 3.27, 593, and 6.69 to 1, respectively.

         Quarterly Review of Mining Operations

         Canada

Production at the Campbell mine in the fourth quarter of 2003 was slightly higher than the prior year period due to higher grades and recoveries. Cash costs per ounce increased 21% from the prior year primarily due to the stronger Canadian dollar. Gold production in 2004 is expected to be 6% higher than 2003 due to higher throughput as a result of a lowering of cut-off grades. Cash costs per ounce are expected to be 14% higher than 2003 levels due to lower cut-off grades and the continued strength of the Canadian dollar.

Development work on Campbell’s DC zone was initiated in 2003 to provide access to over 300,000 ounces of mineral resources and allow for exploration in surrounding areas. The development program calls for an overall investment of $19 million through 2005, $12 million of which was expended in 2003. The DC zone is a new mining area within the Campbell mine that lies between 5500 and 6300 feet below surface and is accessed by the bottom two levels of the Reid shaft. The development program is proceeding on plan and on budget with the structure being intersected ahead of schedule. Development along the DC Zone commenced in December 2003.

Placer Dome’s share of production in the fourth quarter of 2003 for the Porcupine Joint Venture was 9% higher than the prior year period due to higher grades and recoveries partially offset by lower throughput. Cash costs per ounce were positively impacted by the higher production levels and lower costs due to the staff reduction in March 2003, partially offset by the stronger Canadian dollar and higher energy costs. Gold production in 2004 is expected to be 17% lower than 2003 due to the planned closure of the Dome underground in May 2004 and cash costs per ounce are expected to be 12% higher than in 2003 due to lower production levels and the continued strength of the Canadian dollar.

During 2003, work continued on the optimization of the feasibility study for the Porcupine Joint Venture’s proposed Pamour open pit mine. Following completion of the optimization study in early 2004, the project was approved by the management committee of the joint venture and Placer Dome, subject to the approval of the other joint venture partner, which approval is expected at the end of February. Overburden removal at the site is expected to commence in the third quarter of 2004 with gold production expected to start in the third quarter of 2005. The capital cost of the Pamour mine is estimated at $60 million (including deferred stripping costs), of which Placer Dome’s share is $30 million. Pamour is expected to produce 1.6 million ounces of gold (Placer Dome share 800,000 ounces) over the next 10 years at estimated cash and total costs per ounce of $243 and $293, respectively.

         United States

Placer Dome’s share of production from the Cortez mine in the fourth quarter of 2003 was 8% lower than the prior year period as there were no sales of carbonaceous ore in the quarter (restarted in 2004) and lower CIL production due to lower grades was only partially offset by increases in heap leach production due to increased tonnage. Cash costs per ounce were $156 per ounce or 27% higher than the prior year period due to decreased production and comparatively more mining of lower grade heap leach ore.

The Cortez joint venture discovered a major new mineralized zone called the Cortez Hills deposit. Placer Dome’s 60% share of the estimated proven and probable mineral reserve is 3.2 million ounces of gold (22.5 million tonnes with an average grade of 4.36 grams per tonne), its share of the additional estimated measured and indicated mineral resource is 0.3 million ounces of gold and its share of the additional estimated inferred mineral resource is 0.6 million ounces of gold. Exploration work at the deposit, which is open along strike and at depth, is ongoing.

Gold production in 2004 is expected to be 12% lower than 2003 primarily due to lower CIL and heap leach grades. Cash and total productions costs are expected to rise by about 26% to $170 per ounce and 28% to $220 per ounce, respectively, compared with 2003 due to lower grade mill ore, increased cyanide costs due to higher heap leach tonnage treated, and higher electricity costs.

At the Bald Mountain mine, production in fourth quarter of 2003 was 50% lower than in the prior year period as less ore was placed on the heap leach pad during the quarter. Activities at the site in the fourth quarter of 2003 were focused on pre-stripping of Stage 7 of Bald Mountain’s Top Pit. Production at Stage 7 is scheduled to ramp up during 2004 and is expected to continue until the first quarter of 2007 with the heap leach pads expected to produce gold until 2009. As a result, gold production in 2004 is expected to be 8% lower than in 2003.

Production at Turquoise Ridge during the fourth quarter of 2003 was 38,259 ounces from contract mining at the Getchell underground and development work at the Turquoise Ridge mine.

Effective December 23, 2003, Placer Dome entered into a joint venture agreement with Newmont Mining Corporation at Turquoise Ridge. Placer Dome owns 75% of the joint venture and is the operator. Newmont acquired a 25% ownership position in the Turquoise Ridge and Getchell deposits. Under an ore sale agreement, Newmont will purchase up to approximately 2,000 tonnes per day of joint venture ore and process it at cost at its nearby Twin Creeks mill. As a result of the joint venture and ore sale agreement, Placer Dome anticipates realizing savings in the form of lower operating costs and improved recoveries, which are expected to reduce cash and total costs to approximately $190 and $230 per ounce, respectively, from the original estimates of $215 and $265 per ounce. The joint venture is also expected to reduce Placer Dome’s life-of-mine capital investment in Turquoise Ridge by over $40 million as well as eliminate the $26 million in capital Placer Dome would have required to refurbish the existing mill on the Turquoise Ridge property. The formation of the joint venture also provides an opportunity to reduce the economic cut-off grade of the Turquoise Ridge deposit. This is expected to improve the continuity of the mineral resource, increase mineral reserves, and extend the life of the mine beyond the existing mine plan. The combination of additional drilling and a reduced cost structure due to the joint venture resulted in an increase in Turquoise Ridge’s estimated proven and probable mineral reserves of 81% to 4.9 million ounces (Placer Dome’s share 3.6 million ounces).

Taking into account the start-up plan and the formation of the Turquoise Ridge Joint Venture, Placer Dome’s share (75%) of gold production from the Turquoise Ridge and Getchell mines in 2004 is expected to be 225,000 ounces. Placer Dome’s share of cash and total costs per ounce for the production of ore is $210 and $230, respectively, excluding ore processing costs.

         Australia and Papua New Guinea

At the Porgera mine, Placer Dome’s share of production in the fourth quarter of 2003 was unchanged from the prior year period. Cash costs per ounce were $267 or 34% higher than the prior year due to the strengthening Australian dollar and Papua New Guinean kina, as well as increased fuel and maintenance costs.

During 2003, Placer Dome’s share of estimated proven and probable mineral reserves, before mineral reserve depletion, increased by approximately 1.4 million ounces. The increase was attributable to underground mineral reserve delineation and cut-off grade optimization (0.3 million ounces), open pit modeling and pit design (0.7 million ounces), and an increase in stockpiles (0.4 million ounces).

In 2004, Placer Dome’s share of gold production is expected to be 678,000 ounces, a 6% increase over 2003 due to higher throughput as a result of the installation of a secondary crusher and higher grades. Unit cash costs are expected to decrease by approximately 18% in 2004 from 2003 due to higher production levels and reductions in operating costs, partially offset by the continued strength of the Australian dollar and Papua New Guinean kina.

At the Granny Smith mine, Placer Dome’s share of production in the fourth quarter of 2003 was 20% below that of the prior year period primarily due to lower grades and recovery due to harder ore as the Wallaby pit deepens and the use of low-grade ore to supplement mill feed. Cash costs per ounce were $269 or a 95% increase over the prior year period due to lower production, higher fuel costs and the appreciation of the Australian dollar against the U.S. dollar.

In October, a feasibility study commenced to assess the potential for an underground mine to extract the mineralization that extends below the Wallaby open pit. The study will be completed in the first quarter of 2005, with the primary goal of justifying the exploitation of the Zone 60 ore body. Delineation drilling will be conducted from surface within the Wallaby open pit and from underground drill drives. The study will also include trial underground mining in the upper areas of the proposed underground. This trial is expected to result in the production of approximately 75,000 additional ounces in the period resulting in the feasibility study being cost neutral.

In 2004, production is expected to be around 286,000 ounces with 33% expected to be in the first half of the year and 67% percent in the second half. Overall this is a 2% increase from 2003 due to increased grades from Stage 3 of the Wallaby pit partially offset by decreased throughput as a result of harder ore. Unit cash costs are expected to increase by approximately 26% in 2004 due to higher mining costs associated with Stage 3, Wallaby underground mining costs, higher royalties and the continued strength of the Australian dollar. The mine was subject to severe weather in February 2004 that resulted in the suspension of milling for two days and flooding in the Wallaby open pit. While the event will not impact annual production, it interrupted first quarter mining activities, leading to a deferral of open pit ore, which was replaced by lower-grade ore from stockpiles.

Production at Kalgoorlie West during the fourth quarter of 2003 was 105,292 ounces. The increase over the comparative period in 2002 was primarily due to the inclusion of the operation for the entire quarter in 2003 (it was acquired effective October 31, 2002), as well as higher grades and improved recoveries. Cash and total costs per ounce in the quarter were $277 and $361, respectively, a 38% and 9% increase from the 2002 period due to the use of low-grade ore to supplement mill feed, higher fuel costs and the appreciation of the Australian dollar against the U.S. dollar partially offset by a lower amortization per ounce.

A detailed review of mineral resources in 2003 at Kalgoorlie West, including the application of current economic criteria and optimized pit shells, resulted in a reduction in the measured and indicated mineral resource estimate by 77% to 727,000 ounces and a reduction in the inferred mineral resource estimate by 22% to 2,086,000 ounces. In 2004, exploration efforts at Kalgoorlie West will focus on realizing the value of a significant land position and the extensive geological database, which has been compiled and validated over the past 12 months. This objective will be realized through the use of a regional 3D model and geochemical fingerprinting techniques to identify and test targets at depth.

In December the development of Kalgoorlie West’s Raleigh underground mine was approved subject to finalization of joint venture agreements. The underground mine will be an extension of the Raleigh open pit mine with production scheduled to commence in late 2004 and continue through 2008. The Raleigh mine is located partially on a mining lease owned 100% by Placer Dome and partially on a mining lease owned by a joint venture in which Placer Dome has a 51% interest. Placer Dome’s share of the capital cost is estimated at $17 million, with $11 million to be spent in 2004, and its share of production over the six year mine life is expected to be approximately 250,000 ounces at estimated cash and total costs per ounce of $218 and $287, respectively. Joint venture negotiations are continuing, and should these extend beyond the first quarter of 2004, this schedule will be impacted.

In 2004, production is expected to be about 245,000 ounces, a decrease of 38% from 2003 due to the closure of underground operations in the second half of 2003 and the completion of open pit operations at certain other deposits in 2003. Unit cash costs are expected to increase by approximately 18% in 2004 due to lower production levels and the continued strength of the Australian dollar.

At the Kanowna Belle mine, production for the fourth quarter of 2003 was 75,342 ounces, with the increase over prior year period production levels primarily due to the inclusion of the operation for the entire year (it was acquired effective October 31, 2002), partially offset by lower grades. Cash and total costs per ounce were $209 and $293, respectively, a 42% and 9% increase from the 2002 period due to the use of low-grade ore to supplement mill feed, higher fuel costs and the appreciation of the Australian dollar against the U.S. dollar partially offset by a lower amortization per ounce. In 2004, production is expected to be about 245,000 ounces, a decrease of 7% due to stope sequencing. Unit cash costs are expected to increase by approximately 18% due primarily to the continued strength of the Australian dollar.

         South Africa and Tanzania

At the South Deep joint venture mine, Placer Dome’s 50% share of production for the fourth quarter of 2003 was 54,280 ounces. This 2% increase over the prior year period was due to increased throughput mostly offset by lower grades. Unit cash and total production costs increased by 66% and 55%, respectively, due to a 40% appreciation in the average exchange rate of the rand for the U.S. dollar and higher energy, consumable and labour costs.

During the quarter, work continued on the South Deep Twin Shaft project that, as announced last quarter, is now scheduled for completion by the end of 2004. A third party independent expert review of the schedule and remaining construction activities was completed in late November. The review confirmed the schedule developed by joint venture management and has resulted in no change to the announced completion time frame.

Mineral resource and reserve estimates for South Deep as at December 31, 2003 are based on estimates as at December 31, 2000, depleted for production in 2001, 2002 and 2003. The December 31, 2000 estimates were prepared using appropriate cut-off grades associated with an average long-term gold price of $300 per ounce and an average long-term rand to U.S. dollar exchange rate of 7:1. The geological modeling has been refined since the creation of the disclosed mineral reserves and resources to better reflect the layered, discrete zones of mineralization becoming apparent in the deposit. Although a review of an updated mineral resource estimate is still being carried out by the joint venture, initial indications are that there will be a reduction in the mineral resource primarily in tonnage, and hence in contained ounces, compared to the currently disclosed mineral resource at a similar cut-off grade. A mineral reserve estimate will be completed on this mineral resource model. A review and update of the South Deep life of mine plan is currently under way by the joint venture, taking into account technical issues specific to the South Deep operation as well as current and anticipated costs of operating in the South African environment, including the strength of the rand, proposed royalties and social costs imposed by pending minerals legislation. It is anticipated that the completion of the above processes will result in a reduction in the contained mineral reserve ounces. Revised mineral reserve and mineral resource estimates will be announced once the work is completed and reviewed by the joint venture participants, which is anticipated in the second half of 2004. The work currently being carried out with respect to the South Deep life of mine plan will result in revised production and cost guidance being issued.

On January 2, 2004, a rock fall occurred in the South Deep SV-1 sub vertical shaft between 60 and 63 levels. It is estimated that between 500 and 1,000 tonnes of rock and shaft liner dislodged and fell 320 metres to the bottom of the shaft. The fall caused extensive damage to the shaft and station steelwork, service air and water columns and other shaft infrastructure. Preliminary indications are that the shaft liner appears relatively intact with the exception of the point at which the rock fall originated. No conveyances or winding plant damages occurred. Mining operations at the SV-1 sub vertical shaft ceased in 1999. The SV-1 area is not a significant portion of the immediate mine plan and the impact of the rock fall on longer-term production will be included in the review and update of the South Deep life of mine plan, which is currently under way. The insurance underwriters have been notified of the incident and an investigation by joint venture management to determine the extent of the damage is currently in process.

In 2004, Placer Dome’s share of gold production is expected to be approximately 248,000 ounces, a 13% increase over 2003 due to higher throughput, partially offset by lower grades. Unit cash costs are expected to increase by approximately 6% in 2004 from 2003 due to anticipated continued strength of the rand, partially offset by higher production levels.

On July 23, 2003, Placer Dome completed the acquisition of the North Mara open pit gold mine in Northern Tanzania and accordingly, the results of operations of the North Mara mine have been included from that date forward. During the fourth quarter, the mine produced 52,371 ounces at cash and total costs per ounce of $229 and $288, respectively. An expansion of the site’s nominal mill throughput from approximately 2.0 million to 2.8 million tonnes per annum is under way at an estimated cost of $25 million. The expansion is scheduled for completion in the fourth quarter of 2004. At December 31, 2003, primarily as a result of additional drilling, after allowance for depletion the estimated mineral reserve for North Mara increased by 1.0 million ounces to 3.8 million ounces. Gold production in 2004 is expected to be approximately 215,000 ounces at cash and total costs per ounce of $240 and $300, respectively.

         Chile

At the Zaldívar mine, copper production for the fourth quarter of 2003 was 85 million pounds (38,750 tonnes) a 6% increase from the prior year period due to higher grades, partially offset by decreased tonnage. Cash and total costs per pound during the quarter were $0.52 and $0.67, an increase of 8% and 16%, respectively over the prior year period, due to higher fuel costs and acid consumption along with unplanned maintenance costs and the strengthening of the Chilean peso, partially offset by higher production. In 2004, production is targeted at 315 million pounds (142,900 tonnes), 5% lower than 2003 due primarily to lower recoveries as a result of a planned higher percentage of slower leaching sulphide ore. Cash costs are expected to decrease to $0.50 per pound, reflecting lower acid and parts consumption, partially offset by lower production.

         Financial Condition, Liquidity and Capital Resources

At December 31, 2003, Placer Dome had cash and short-term investments of $591 million resulting in working capital of $710 million, compared with $544 million and $291 million, respectively, at the beginning of the year. The increase in working capital is primarily attributable to financing activities including the repayment of current debt during 2003. Of Placer Dome’s cash and short-term investments, $578 million was held by Placer Dome and its wholly owned subsidiaries, and $13 million was held by other subsidiaries. At December 31, 2003, Placer Dome also had$781 million of undrawn bank lines of credit available.

Cash flow used in investing activities included the $255 million to acquire East African Gold, net of that company’s $2 million in cash on completion of the transaction. Expenditures on property, plant and equipment in the year and three month periods ended December 31, 2003 amounted to $213 million and $63 million, respectively, increases of $86 million and $30 million compared with corresponding prior year periods. The expenditures for the year included outlays of $63 million for the main shaft and underground development at the South Deep Mine (2002 - $45 million), $23 million for processing enhancements and development at Zaldívar (2002 - $10 million), $22 million for development at Turquoise Ridge (2002 – nil) $18 million for Kalgoorlie West development and equipment enhancement, $9 million for DC Zone development at Campbell and a total of $20 million relating to development and equipment enhancement at the Henty, Kanowna Belle and North Mara properties. In 2002, investing activities included a net $47 million cash expenditure on the AurionGold acquisition ($76 million of acquisition costs, offset by $29 million in cash in AurionGold upon acquisition).

Consolidated current and long-term debt balances at December 31, 2003, were $1,189 million, compared with $947 million at December 31, 2002. Significant financing activities during the years include:

Cash (outflow) inflow from financing activity ($millions)	2003	2002

Preferred Securities, 8.625% due in 2045	(185)	-
Unsecured bonds, 7.125% due in 2003	(200)	-
AurionGold debt, unsecured	(139)	-
Dividends	(44)	(46)
Other	(11)	(39)
Common shares	31	23
Unsecured bonds, 6.375% due in 2033	200	-
Unsecured bonds, 6.45% due in 2035	300	-
Senior convertible debentures, 2.75% due in 2023	230	-
Issue costs re Unsecured bond and Senior convertible debenture financings	(15)
Non-recourse debt assumed in East African Gold acquisition	43	-
Unsecured debt assumed in AurionGold acquisition	-	137

	210	75

At December 31, 2003, Placer Dome was in full compliance with all debt covenants and default provisions.

         Forward Sales, Options and Other Commitments

Placer Dome enters into financial agreements with major international banks and other international financial institutions in order to manage underlying revenue and cost exposures arising from fluctuations in commodity prices and foreign currency exchange rates. Contracts include forward sales and options, which, with the exception of call options, commit counterparties to prices payable at a future date. There are no margin call provisions in any of Placer Dome’s counterparty agreements.

During the year and three months ended December 31, 2003, exclusive of the East African Gold committed ounces, Placer Dome reduced the maximum committed ounces under its precious metals sales program by 2.9 million ounces and 0.8 million ounces, respectively. Committed ounces were reduced during the year by delivering into hedge contracts, through conversion of existing forward sales to put options (by purchasing offsetting call options), and through early delivery of forward sales. This represents a cumulative decrease in maximum committed ounces of more than 23% for the year. The acquisition of East African Gold in the third quarter added 0.8 million ounces of fixed forward contracts to Placer Dome’s precious metals sales program. Looking forward, Placer Dome expects to reduce its maximum committed ounces to nine million ounces by December 31, 2004 (including the East African Gold committed ounces). This would represent a cumulative decrease in maximum committed ounces of approximately 14% for the year.

At December 31, 2003, Placer Dome had committed a maximum of 10.5 million ounces of gold under its precious metals sales program, or approximately 17% of reported December 31, 2003 mineral reserves, at an average expected realized price of approximately $393 per ounce for delivery over a period of 13 years. The maximum committed ounces include the ounces assumed as part of the East African Gold transaction.

On December 31, 2003, based on spot prices of $417 per ounce for gold, $5.98 per ounce for silver and an Australian to U.S. dollar exchange rate of $1.3319, the mark-to-market value of Placer Dome’s precious metals sales program was negative $705 million, a decrease of $605 million from the negative $100 million at the end of 2002 (at the then spot prices of $343 per ounce for gold and $4.67 per ounce for silver and an Australian to U.S. dollar exchange rate of $1.7649). The amount reflects the value that would have been paid to counterparties if the contracts were closed out on December 31, 2003 under prevailing market conditions without allowance for market illiquidity.

The year-over-year change in the mark-to-market value of Placer Dome’s precious metals sales program and the reconciliation to the unrealized mark-to-market value are detailed as follows:

$millions
Mark-to-market value at December 31, 2002	(100)
Cash value realized	(18)
Change in spot price	(693)
Accrued contango	159
Change in Australian to U.S. dollar exchange rate, volatility, interest rates and gold lease
rates	18
Inclusion of the East African Gold hedge book, at acquisition date	(71)

Mark-to-market value at December 31, 2003	(705)
Provision included in Deferred Commodity and Currency Derivatives liability relating primarily primarily to the value of the AurionGold and the East African Gold precious metal hedge books
remaining from the acquisitions by Placer Dome	195

Net unrealized mark-to-market value at December 31, 2003	(510)

The net unrealized mark-to-market value of negative $510 million reflects the income statement effect Placer Dome would expect to incur had it closed out its contracts on December 31, 2003 under metal price, foreign exchange rates, interest rates and volatilities prevailing at that time. This amount is the mark-to-market value of negative $705 million less the remaining amount of the deferred commodity derivative provision of $195 million recorded on Placer Dome’s balance sheet at December 31, 2003 that is primarily related to the fair value of the AurionGold and East African Gold precious metal hedge books on the dates that Placer Dome acquired control of those companies.

The mark-to-market and unrealized mark-to-market amounts are not estimates of future gains or losses which depend on various factors including contango and interest rates, gold lease rates and the then prevailing spot price.

For the copper sales and currency derivative programs, the mark-to-market value of forward and option contracts on December 31, 2003, was negative $25 million (based on a spot copper price of $1.053 per pound) and positive $45 million (based on an Australian to U.S. dollar foreign exchange rate of 1.3319), respectively.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (millions of U.S.$, except share and per share amounts, U.S. GAAP, unaudited)

	December 31
	Fourth Quarter		Twelve Months
	2003 (i)	2002	2003 (i)	2002
Sales	492	355	1,763	1,209
Cost of sales	293	212	1,090	698
Depreciation and depletion	71	60	267	187

Mine operating earnings	128	83	406	324

General and administrative	14	12	51	40
Exploration	22	21	76	52
Resource development, technology and other	10	27	64	55

Operating earnings	82	23	215	177

Non-hedge derivative gains (losses)	2	(5)	46	3
Investment and other business income (loss)	(1)	7	(3)	39
Interest and financing expense	(19)	(18)	(65)	(66)

Earnings before taxes and other items	64	7	193	153

Income and resource tax recovery (provision)	12	(4)	44	(34)
Equity earnings of associates	4	3	7	5
Minority interests	1	-	2	-

Net earnings before the cumulative effect of the change	81	6	246	124
in accounting policy

Change in accounting policy	-	-	(17)	(8)

Net earnings	81	6	229	116

Per common share
Net earnings before the cumulative effect of the	0.20	0.02	0.60	0.35
change in accounting policy
Net earnings	0.20	0.02	0.56	0.33
Dividends	-	-	0.10	0.10

Weighted average number of common shares outstanding	410.6	391.3	409.4	349.4
(millions)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (millions of U.S.$, except share amounts, U.S. GAAP, unaudited)

	December 31
	Fourth Quarter		Twelve Months
	2003 (i)	2002	2003 (i)	2002
Common shares, opening	2,003	1,584	1,992	1,259
Acquisition of AurionGold Limited	-	408	-	710
Exercise of options	20	-	31	23

Common shares, closing	2,023	1,992	2,023	1,992

Accumulated other comprehensive income, opening	(38)	(40)	(50)	(48)
Unrealized gains (losses) in securities	5	(2)	6	5
Unrealized gains on derivatives	2	2	14	3
Minimum pension liability adjustment	(4)	(10)	(5)	(10)

Accumulated other comprehensive income, closing	(35)	(50)	(35)	(50)

Contributed surplus, opening	61	57	60	57
Stock-based compensation	5	3	6	3

Contributed surplus, closing	66	60	66	60

Retained earnings, opening	264	151	157	75
Net income	81	6	229	116
Common share dividends	-	-	(41)	(34)

Retained earnings, closing	345	157	345	157

Shareholders' equity	2,399	2,159	2,399	2,159

CONSOLIDATED STATEMENTS OF CASH FLOWS (millions of U.S.$, U.S. GAAP, unaudited)

	December 31
	Fourth Quarter		Twelve Months
	2003 (i)	2002	2003 (i)	2002
Operating activities
Net earnings	81	6	229	116
Add (deduct) non cash items
Depreciation and amortization	71	60	267	187
Deferred stripping adjustments	(6)	4	(3)	17
Deferred income and resource taxes	(59)	-	(130)	8
Deferred reclamation	(1)	6	16	12
Equity earnings and dividends	3	4	7	10
Deferred commodity and currency sales contracts and	(11)	(14)	(45)	(14)
derivatives
Unrealized losses (gains) on foreign currency and	(3)	3	(44)	(11)
option contracts
Change in accounting policy	-	-	17	8
Other items, net	8	(1)	39	2

Cash from operation before change in non-cash operating	83	68	353	335
working capital
Change in non-cash operating assets and liabilities	(22)	(21)	(24)	(15)

Cash from operations	61	47	329	320

Investing activities
Property, plant and equipment	(63)	(33)	(213)	(127)
Business acquisition, net of cash acquired	-	(13)	(253)	(47)
Short-term investments	-	-	(2)	(1)
Disposition of assets and investments	8	9	13	17
Other, net	-	1	4	4

	(55)	(36)	(451)	(154)

Financing activities
Short-term debt	(165)	-	-	(2)
Long-term debt and capital leases net	514	2	181	(32)
Common shares issued	20	-	31	23
Redemption of minority interest	-	-	(1)	(5)
Dividends paid
Common shares	-	-	(41)	(34)
Minority interest	-	(10)	(3)	(12)

	369	(8)	167	(62)

Net increase in cash and cash equivalents	375	3	45	104

Cash and cash equivalents
Beginning of period	207	534	537	433

End of period	582	537	582	537

CONSOLIDATED BALANCE SHEETS (millions of U.S.$, U.S. GAAP, unaudited)

ASSETS

	As at December 31
	2003	2002 (restated)(i)
Current assets
Cash and cash equivalents	582	537
Short-term investments	9	7
Accounts receivable	131	103
Income and resource tax assets	17	10
Inventories	244	202

	983	859

Investments	51	53
Other assets	168	154
Deferred commodity and currency sales contract and derivatives	48	-
Income and resource tax assets	186	45
Deferred stripping	107	119
Purchased undeveloped mineral interests	429	323
Property, plant and equipment	2,028	1,890
Goodwill	515	430

	4,515	3,873

LIABILITIES AND SHAREHOLDERS’ EQUITY

	As at December 31
	2003	2002 (restated)(i)
Current liabilities
Accounts payable and accrued liabilities	243	193
Income and resource taxes liabilities	20	35
Current portion of long-term debt and capital leases	10	340

	273	568

Long-term debt and capital leases	1,179	607
Reclamation and post closure obligations	225	176
Income and resource tax liabilities	152	84
Deferred commodity and currency sales contracts and derivatives	209	212
Deferred credits and other liabilities	78	67
Shareholders' equity	2,399	2,159

	4,515	3,873

(i)	With the finalization of the AurionGold purchase price allocation in the fourth quarter of 2003, there have been several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, the results for the first three quarters of 2003 and the 2002 consolidated balance sheet has been restated to reflect these changes.

      Forward Sales

       At December 31, 2003, Placer Dome’s consolidated metal sales program consisted of:

	2004	2005	2006	2007	2008	2009	2010+	Total
Gold (000s ounces):
Forward contracts sold (i)
Fixed contracts
Amount	510	947	1,139	1,060	786	269	457	5,168
Average price ($/oz)	342	347	347	376	387	395	404	366
Fixed interest floating lease rate
Amount	100	100	100	200	424	850	1,160	2,934
Average price ($/oz)	309	309	309	359	392	435	483	430
A$ forward contracts
Amount	15	130	63	44	15	30	60	357
Average price ($/oz)	432	401	420	456	442	448	453	427

Total
Forward contracts sold	625	1,177	1,302	1,304	1,225	1,149	1,677	8,459
A$ forward contracts purchased	(125)	(75)	-	-	-	-	-	(200)

Total
Forward contracts	500	1,102	1,302	1,304	1,225	1,149	1,677	8,259

Call options sold and cap agreements (ii)
Amount	506	276	249	115	200	-	-	1,346
Average price ($/oz)	337	362	356	363	394	-	-	356
A$ contracts
Amount	53	65	-	-	-	-	-	118
Average price ($/oz)	383	376	-	-	-	-	-	379

Total
Call options sold and cap agreements	559	341	249	115	200	-	-	1,464

Total
Firm committed ounces (iii)	1,059	1,443	1,551	1,419	1,425	1,149	1,677	9,723

Contingent call options sold (iv)
Knock-in (up and in)
Amount	68	135	63	-	-	-	70	336
Average price ($/oz)	390	388	382	-	-	-	413	392
Average barrier level ($/oz)	427	422	418	-	-	-	413	420
Knock-out (down and out)
Amount	20	39	45	70	60	128	37	399
Average price ($/oz)	398	399	419	428	442	420	456	425
Average barrier level ($/oz)	347	350	382	372	361	370	375	368

Total
Maximum committed ounces (v)	1,147	1,617	1,659	1,489	1,485	1,277	1,784	10,458

Put options purchased (vi)
Amount	1,710	631	514	341	154	119	142	3,611
Average price ($/oz)	353	412	419	447	418	409	437	390

Put options sold (vii)
Amount	380	80	80	-	-	-	-	540
Average price ($/oz)	274	250	250	-	-	-	-	267

Contingent call options purchased not included in the above table total 0.2 million ounces at an average price of $407 per ounce.

	2004	2005
Silver (000s ounces):

Call options sold (ii)
Amount	2,100	1,560
Average price ($/lb)	5.26	5.25

Total committed amount	2,100	1,560

Put options purchased (vii)
Amount	2,100	1,560
Average price ($/lb)	4.90	4.90

Copper (millions of pounds):

Fixed forward contracts (i)
Amount	95.9	6.6
Average price ($/lb)	0.893	0.979
Call options sold (ii)
Amount	89.3	43.0
Average price ($/lb)	0.958	0.995

Total committed amount
Amount	185.2	49.6
Average price ($/lb)	0.924	0.993

Put options purchased (vi)
Amount	72.8	43.0
Average price ($/lb)	0.875	0.898

Put options sold (vii)
Amount	9.9	-
Average price ($/lb)	0.753	-

(i)	Forward sales contracts – Forward sales establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases. The types of forward sales contracts used include:

a)	Fixed forward contracts - a deliverable sales contract, denominated in U.S. dollars, where the interest rate and gold lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.

b)	Fixed interest floating lease rate contracts - a deliverable sales contract, denominated in U.S. dollars, which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 4 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

c)	Australian dollar forward contracts – a deliverable sales contract denominated in Australian dollars that has been converted to U.S. dollars at an exchange rate of 1.3319. On a portion of these contracts, the gold lease rates have been fixed to maturity. The remaining contracts include a lease rate allowance or are floating at market rates. Forward sales that are offset by call options purchased are combined with the call option purchased and included in put options purchased. Please refer to item (vi).

(ii)	Call options sold and cap agreements - Call options sold by Placer Dome provide the buyer with the right, but not the obligation, to purchase production from Placer Dome at a predetermined price on the exercise date of the option. Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract. Call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Call options denominated in Australian dollars have been converted to U.S. dollars at an exchange rate of 1.3319.

(iii)	Firm committed ounces – Firm committed ounces is the total of forward sales and call options and cap agreements sold net of call options purchased. It does not include any contingent option commitments, whether bought or sold.

(iv)	Contingent call options sold – Contingent call options sold are option contracts denominated in Australian dollars that have been converted to U.S. dollars at an exchange rate of 1.3319. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Contingent options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames. Knock-out options consist of down and out options and up and out options. A down and out option will expire early if the gold price trades below the barrier price within specified time frames whereas an up and out option will expire early if the gold price trades above the barrier price within specified time frames. Knock-in options consist of up and in and down and in options. An up and in option will come into existence if the gold price trades above the barrier price within specified time frames whereas a down and in option will come into existence if the gold price trades below the barrier price within specified time frames. As of December 31, 2003, the positions disclosed as contingent call options sold have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options sold.

(v)	Maximum committed ounces - Maximum committed ounces is the total of firm committed ounces and contingent call options sold. This total represents the maximum committed ounces in each period, provided the contingent call options sold are not extinguished or are activated and the contingent call options purchased are not activated.

(vi)	Put options purchased – Put options purchased by Placer Dome establish a minimum sales price for the production covered by such put options and permit Placer Dome to participate in any price increases above the strike price of such put options. Certain positions disclosed as put options are a combination of a purchased call option and a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument is referred to as a synthetic put.

(vii)	Put options sold - Put options sold by Placer Dome are sold in conjunction with a forward sales contract or with the purchase of a higher strike put option. A put option sold gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

         Mineral Reserves and Resources

         Mineral Reserves (1)(2)(9)(15)

         (proven and probable) (2)
         Estimates of Placer Dome’s share at December 31, 2003

MINE BY METAL	PROVEN MINERAL RESERVES			PROBABLE MINERAL RESERVES			TOTAL PROVEN AND PROBABLE MINERAL RESERVES
	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t )	Contained oz (000s)	Recovery (%)(1)
GOLD
Canada
Campbell	696	17.6	394	2,820	11.4	1,036	3,516	12.6	1,430	95.5
Musselwhite	5,042	5.6	912	2,624	5.8	490	7,666	5.7	1,402	95.2
Porcupine JV	9,501	1.4	425	18,769	1.9	1,124	28,270	1.7	1,549	91.5
United States
Bald Mountain	10,306	1.0	332	8,586	1.2	344	18,892	1.1	676	72.0
Cortez (7) (8)	89,546	1.9	5,400	50,420	1.4	2,246	139,966	1.7	7,646	86.5
Golden Sunlight	6,120	2.4	468	4,025	1.8	238	10,145	2.2	706	73.0
Turquoise Ridge(11)	4,035	19.6	2,543	1,602	21.3	1,099	5,637	20.1	3,642	92.5
Australia
Granny Smith	7,023	2.0	462	8,039	3.6	942	15,062	2.9	1,404	86.0
Henty	-	-	-	973	10.7	333	973	10.7	333	95.0
Kalgoorlie West	309	6.5	65	9,057	3.2	938	9,366	3.3	1,003	95.0
Kanowna Belle	9,154	4.6	1,345	6,533	4.3	901	15,687	4.5	2,246	89.3
Osborne	5,198	1.1	177	2,140	0.9	60	7,338	1.0	237	78.3
Papua New Guinea
Misima	1,662	0.7	40	-	-	-	1,662	0.7	40	75.0
Porgera (7)	41,182	3.2	4,296	7,668	4.4	1,095	48,850	3.4	5,391	83.6
South Africa
South Deep (7)(9)	5,345	8.3	1,424	100,165	8.4	27,018	105,510	8.4	28,442	97.0
Tanzania
North Mara (10)	15,438	3.0	1,507	18,558	3.9	2,301	33,996	3.5	3,808	85.3
Chile
La Coipa	11,579	1.2	443	4,458	1.0	147	16,037	1.1	590	80.9

	20,233			40,312			60,545

SILVER
La Coipa	11,579	68.9	25,641	4,458	87.9	12,591	16,037	74.1	38,232	62.5
Misima	1,662	7.0	374	-	-	-	1,662	7.0	374	35.0

	26,015			12,591			38,606

COPPER	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (% )	Contained lbs (millions)	Recovery (%)(1)
Zaldivar (7)	152,354	0.680	2,283	297,480	0.648	4,251	449,834	0.659	6,534	77.2
Osborne	5,198	2.496	286	2,140	2.795	132	7,338	2.583	418	93.6

	2,569			4,383			6,952

        Rounding differences may occur. Refer to the notes following these tables.

         Reconciliation of Mineral Reserves (1)(2)(9)(15)

         (proven and probable) (2)
        Estimates of Placer Dome’s share at December 31, 2003

MINE BY METAL	Mineral Reserves December 31, 2002	Mined in 2003 (5)	Other increase or (decrease) in mineral reserves (6)(11)(12)	Mineral Reserves December 31, 2003
GOLD (000s ozs)
Canada
Campbell	1,279	205	356	1,430
Musselwhite	1,419	159	142	1,402
Porcupine Joint Venture	1,545	252	256	1,549
United States
Bald Mountain	508	129	297	676
Cortez	4,745	903	3,804	7,646
Golden Sunlight	194	286	798	706
Turquoise Ridge (11)	2,690	116	1,068	3,642
Australia
Granny Smith	2,145	315	(426)	1,404
Henty	397	107	43	333
Kalgoorlie West	1,480	416	(61)	1,003
Kanowna Belle	2,053	295	488	2,246
Osborne	258	46	25	237
Papua New Guinea
Misima	194	107	(47)	40
Porgera	4,681	729	1,439	5,391
South Africa
South Deep (9)	28,658	227	11	28,442
Tanzania
North Mara (10)	-	96	3,904	3,808
Chile
La Coipa	645	119	64	590

	52,891	4,507	12,161	60,545

SILVER (000s ozs)
La Coipa	32,038	6,700	12,894	38,232
Misima	1,757	1,125	(258)	374

	33,795	7,825	12,636	38,606

COPPER (million lbs)
Zaldivar	6,886	432	80	6,534
Osborne	476	98	40	418

	7,362	530	120	6,952

        Rounding differences may occur. Refer to the notes following these tables.

        Mineral Resources (in addition to mineral reserves) (3)(4)(9)(15)

         (measured, indicated and inferred) (4)
        Estimates of Placer Dome’s share at December 31, 2003

MINE BY METAL	MEASURED MINERAL RESOURCES			INDICATED MINERAL RESOURCES			TOTAL MEASURED AND INDICATED			INFERRED MINERAL RESOURCES
	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)
GOLD
Canada
Campbell	844	20.1	546	3,441	9.6	1,061	4,285	11.7	1,607	3,590	12.4	1,435
Musselwhite	1,784	7.8	448	2,045	5.4	355	3,829	6.5	803	2,392	8.0	617
Porcupine JV	4,882	2.6	403	32,451	1.8	1,843	37,333	1.9	2,246	8,825	2.9	826
United States
Bald Mountain	10,537	0.8	279	11,010	1.3	465	21,547	1.1	744	19,533	0.9	557
Cortez (7)(8)	45,333	1.4	2,053	132,676	0.8	3,540	178,009	1.0	5,593	18,312	1.4	856
Golden Sunlight	5,183	1.2	203	779	1.3	32	5,962	1.2	235	364	1.3	15
Turquoise Ridge (11)	3,620	11.2	1,307	1,991	12.9	828	5,611	11.8	2,135	3,305	16.8	1,780
Australia
Granny Smith	23	4.0	3	2,957	3.4	320	2,980	3.4	323	18,323	5.2	3,046
Henty	-	-	-	59	8.2	16	59	8.2	16	300	8.8	85
Kalgoorlie West	457	2.8	41	13,778	1.5	686	14,235	1.6	727	24,136	2.7	2,086
Kanowna Belle	6,208	5.2	1,036	4,865	3.6	557	11,073	4.5	1,593	1,949	4.2	264
Osborne	1,838	1.4	85	1,720	1.2	66	3,558	1.3	151	792	1.2	31
Papua New Guinea
Porgera (7)	29,232	2.8	2,614	28,157	2.5	2,278	57,389	2.7	4,892	8,220	3.8	1,003
South Africa
South Deep (7)(9)	895	10.9	314	66,819	9.0	19,279	67,714	9.0	19,593	-	-	-
Tanzania
North Mara (10)	2,589	1.4	119	11,955	1.7	662	14,544	1.7	781	599	1.9	37
Chile
La Coipa	9,815	1.0	314	5,670	1.1	202	15,845	1.0	516	-	-	-

	9,765			32,190			41,955			12,638

SILVER
La Coipa	9,815	29.7	9,385	5,670	17.2	3,127	15,845	25.1	12,512	-	-	-

	9,385			3,127			12,512			-

COPPER	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)
Zaldivar (7)	23,441	0.487	251	101,565	0.513	1,149	125,006	0.508	1,400	11,561	0.487	124
Osborne	1,838	3.901	158	1,720	2.000	76	3,558	2.982	234	792	2.000	35

	409			1,225			1,634			159

        Rounding differences may occur. Refer to the notes following these tables.

         Mineral Resources – Exploration Properties (3) (4)(15)

         (measured, indicated and inferred) (4)
        Estimates of Placer Dome’s share at December 31, 2003

EXPLORATION PROPERTY BY METAL	MEASURED MINERAL RESOURCES			INDICATED MINERAL RESOURCES			TOTAL MEASURED AND INDICATED MINERAL RESOURCES			INFERRED MINERAL RESOURCES
	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)
GOLD
Cerro Casale(12)	103,413	0.8	2,493	464,526	0.7	10,471	567,939	0.7	12,964	87,310	0.6	1,782
Donlin Creek(13)	5,559	3.1	559	76,676	2.9	7,240	82,235	3.0	7,799	99,540	3.1	10,016
Mount Milligan	156,497	0.5	2,263	251,957	0.4	3,362	408,454	0.4	5,625	35,393	0.4	444
Pueblo Viejo(14)	-	-	-	177,797	3.1	17,492	177,797	3.1	17,492	8,060	2.8	733

	5,315			38,565			43,880			12,975

SILVER
Pueblo Viejo(14)	-	-	-	177,797	17.7	101,407	177,797	17.7	101,407	8,060	13.5	3,506

	-			101,407			101,407			3,506

COPPER	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)
Cerro Casale(12)	103,413	0.250	570	464,526	0.260	2,685	567,939	0.260	3,255	87,310	0.330	645
Mount Milligan	156,497	0.198	683	251,957	0.175	972	408,454	0.180	1,655	35,393	0.146	114

	1,253			3,657			4,910			759

        Rounding differences may occur. Refer to the notes following these tables.

        Notes to the Mineral Reserves, Reconciliation of Mineral Reserves, Mineral Resources and
        Mineral Resources –Exploration Properties Tables

(1)	Placer Dome’s mineral reserves are estimated as at December 31, 2003 using appropriate cut-off grades associated with an average long-term gold price of $325 per ounce, silver price of $4.75 per ounce and copper price of $0.85 per pound and on Canadian and Australian dollar, Papua New Guinean kina and Chilean peso average long-term exchange rates to the U.S. dollar of 1.45, 1.667, 4 and 750 to 1, respectively (except at South Deep where a gold price of $300 per ounce and a long-term average rand to U.S. dollar exchange rate of 7:1 were used – see note 9). The estimates incorporate the current and/or expected mine plans and cost levels at each property. Recovery is stated as a percentage of contained ounces for gold and silver and contained pounds for copper. With respect to properties under development and long-term mines, significant capital expenditures would be required for mine construction prior to the start of commercial production and for subsequent exploitation. The qualified persons responsible for mineral reserve estimates are shown under note 15. Consistent with Placer Dome’s normal mineral reserve estimation practices, independent data verification has not been performed.

(2)	A “mineral reserve” is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. A “proven mineral reserve” is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. A “probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances a measured, mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. The above definitions of “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” conform to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions of these terms as at the effective date of estimation as required by National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”).

(3)	These mineral resources are in addition to gold, silver and copper mineral reserves and have been estimated as at December 31, 2003 using appropriate cut-off grades associated with an average long-term gold price of $450 per ounce and copper price of $1.00 per pound. With respect to exploration properties and properties under development, significant capital expenditures would be required for mine construction prior to the start of commercial production. The qualified persons responsible for mineral resource estimates are shown under note 15. Consistent with Placer Dome’s normal mineral resource estimation practices, independent data verification has not been performed except in the case of certain exploration properties. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Where this document refers to measured, indicated or inferred mineral resources, these would be described as mineralized material in the U.S. reporting environment.

(4)	A “mineral resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A “measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An “indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonable assumed, but not verified, geological and grade continuity. The estimate is based on limited information and samplings gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The above definitions of “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” conform to CIM definitions of those terms as at the effective date of estimation, as required by NI 43-101. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(5)	Based on 2003 production divided by the recovery percentage for each mine.

(6)	Increase (decrease) in mineral reserves resulted from reclassifications between mineral resources and mineral reserves, acquisition and divestiture of mineral reserves during the year, changes due to geological remodelling and the impact of an increase in the average long-term gold price from $300 to $325 per ounce.

(7)	Economic assumptions for material properties:

The cut-off grades for a particular property can vary depending on the various rock types, metallurgical processes and mining methods. Cut-off grades are therefore quoted below as a range for each material property to reflect the variability of these parameters.

	MINERAL RESERVES	MINERAL RESOURCES
	Cut-off grade (g/t gold, % copper)	Cut-off grade (g/t gold, % copper)
Cortez	0.17 - 4.00 g/t	0.17 - 4.00 g/t
Porgera	1.70 - 6.00 g/t	1.00 - 5.00 g/t
South Deep	4.00 - 6.00 g/t	5.00 g/t
Zaldivar	0.30 - 0.32%	0.26 - 0.28%

Placer Dome is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues which may materially affect Placer Dome’s mineral reserve and mineral resource estimates, other than the factors discussed in the “Risks and Uncertainties” section of this report.

(8)	Mineral reserves and mineral resources at Cortez include the Cortez Hills deposit. Placer Dome’s share of the Cortez Hills deposit is outlined in the tables below:

Proven Mineral Reserves			Probable Mineral Reserves			Proven and Probable Mineral Reserves
Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t )	Contained oz (000s)
15,083	4.59	2,221	7,398	3.91	930	22,481	4.36	3,151

Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated Resources			Inferred Mineral Resources
Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)
1,010	3.67	119	1,143	5.62	208	2,153	4.73	327	4,418	4.30	610

(9)	Mineral resource and reserve estimates for South Deep as at December 31, 2003 are based on estimates as at December 31, 2000, depleted for production in 2001, 2002 and 2003. The December 31, 2000 estimates were prepared using appropriate cut-off grades associated with an average long-term gold price of $300 per ounce and an average long-term rand to U.S. dollar exchange rate of 7:1. The geological modeling has been refined since the creation of the disclosed mineral reserve/resource to better reflect the layered, discrete zones of mineralization apparent in the deposit. Although review of an updated mineral resource estimate is still being carried out, initial indications are that there will be a reduction in the mineral resource primarily in tonnage, and hence the contained ounce base, compared to the currently disclosed mineral resource at a similar cut-off grade. A mineral reserve estimate will be completed on this mineral resource model. A review and update of the South Deep life of mine plan is currently under way, taking into account technical issues specific to the South Deep operation as well as current and anticipated costs of operating in the South African environment, including the strength of the rand, proposed royalties and social costs imposed by pending minerals legislation. It is anticipated that the completion of the above processes will result in a reduction in the contained mineral reserve ounces. Revised mineral reserve and mineral resource estimates will be announced once the work is completed and reviewed by the Joint Venture participants, which is anticipated in the second half of 2004.

(10)	Placer Dome acquired 100% of East African Gold Mines Limited in 2003. This resulted in Placer Dome acquiring 100% of the North Mara mine.

(11)	Effective December 23, 2003, Placer Dome and Newmont Mining Corporation (“Newmont”) formed the Turquoise Ridge Joint Venture which includes Placer Dome’s Turquoise Ridge mine and Newmont’s royalty interest from the Turquoise Ridge Mine. Placer Dome owns a 75% interest in and is the operator of the unincorporated joint venture.

(12)	Assuming 51% indirect ownership by Placer Dome, which ownership interest is subject to certain obligations of Placer Dome under the terms of a shareholders agreement. The other indirect owners of the Cerro Casale property are Bema Gold (24%) and Arizona Star (25%).

(13)	Assuming 70% ownership by Placer Dome; the other owner of the Donlin Creek property is NovaGold Resources Inc. On February 11, 2003, Placer Dome announced that it has exercised its option to earn back to a 70% interest in Donlin Creek. In order to do this, Placer Dome must expend $30 million over 5 years and complete a feasibility study, followed by a positive construction decision for a mine that would produce 600,000 ounces of gold per annum. If Placer Dome chooses to terminate such expenditures and not to complete its earn-in, Placer Dome retains its existing 30% interest.

(14)	Placer Dome has begun a study on the Pueblo Viejo gold deposit including metallurgical test work and evaluation of a whole ore pressure oxidation approach to gold recovery.

(15)	Placer Dome’s mineral reserve and mineral resource estimates are based on information prepared by or under the supervision of one or more “qualified persons”, as that term is defined in NI 43-101. The qualified persons responsible for Placer Dome’s mineral reserve and mineral resource estimates as at December 31, 2003 are listed below. All named persons are, or were at the time the estimates were prepared, employees of Placer Dome unless indicated as Independent Consultant. In estimating the applicable mineral reserves and mineral resources, the qualified persons have used assumptions, parameters and methods appropriate for each property and have verified the underlying data as appropriate in their professional opinion (including sampling, analytical and test data). However refer to note 9 regarding the ongoing reserve/resource estimation review at South Deep.

	MINERAL RESERVES		MINERAL RESOURCES
BY PROPERTY	Name	Title	Name	Title
Campbell
Musselwhite

Porcupine JV
Bald Mountain
Cortez
Golden Sunlight
Turquoise Ridge
Granny Smith

Henty
Kalgoorlie West

Kanowna Belle

Osborne

Misima
Porgera

South Deep
North Mara
La Coipa

Zaldivar
Cerro Casale
Donlin Creek
Mount Milligan

Pueblo Viejo	Stephane Blais
Robert MacDonald

Stephen Taylor
Paul Buckley
Britt Buhl
Paul Buckley
John Porterfield
Ray Hodson
Richard Boffey
Sean Halpin
Mark Kaesehagen
Andrew Law
Steven Tombs
Lara Bruhns
Mark Kaesehagen
Ben Playford
Sharn Morrison
Peter Willcox
Trevor Jones
John Butterworth

Dexter Ferreira
Rob Usher
Mauricio Rubio
Andres Guaringa
Eduardo Jofre
N/A
N/A
N/A

N/A	Senior Mining Engineer
Chief Mine Engineer

Senior Engineer
Engineering Superintendent
Technical Superintendent
Engineering Superintendent
Deputy Mine General Manager
Chief Mining Engineer
Underground Project Manager
Technical Services Manager
Project Development Manager
Mining Manager - Open Pits
Mining Manager - Underground
Senior Mine Engineer
Project Development Manager
Senior Mine Geologist
Mine Engineering Team Leader
Mine Coordinator
Independent Consultant
Senior Mining Engineer

Chief Planning Engineer
Mine Superintendent
Senior Geologist - Production
Resources/Reserves Engineer
Chief Mining Engineer
N/A
N/A
N/A

N/A	Glen Kuntz
Andrew Cheatle
Simon Pollard
Alastair Still
John Porterfield
Britt Buhl
Paul Buckley
John Porterfield
Malcolm Titley

Sean Halpin

Jon Abbott
Roger Cooper
David Williams
Jon Abbott
Ben Playford
Philip Agnew
Frank Tullemans
Trevor Jones
Anthony Burgess
Roger Hill
Adrian Adams
Peter Stockman
Andres Guaringa
Juan Ochoa
Jorge Aceituno
Marc Jutras
Marc Jutras
Rob Pease

Chris Keech	Senior Resource Geologist
Chief Geologist
Geological Coordinator
Chief Geologist & Manager of Exploration
Deputy Mine General Manager
Technical Superintendent
Engineering Superintendent
Deputy Mine General Manager
Open Pit Superintendent

Technical Services Manager

Senior Resource Geologist
Senior Resource Geologist
Senior Resource Geologist
Senior Resource Geologist
Senior Mine Geologist
Resource Geologist
Geology Team Leader
Independent Consultant
Senior Resource Geologist
Chief Geologist
Chief Geologist
Chief Geologist
Resources/Reserves Engineer
Mine Superintendent
Mine Superintendent
Senior Geostatistician
Senior Geostatistician
General Manager, Canada
Exploration and Global Major Projects
Senior Geologist / Geostatistician

         Non-GAAP Measures

Placer Dome has included certain non-GAAP performance measures throughout this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. Placer Dome believes that, in addition to conventional measures, prepared in accordance with U.S. GAAP, certain investors use this information to evaluate Placer Dome’s performance and its ability to generate cash flow for use in investing and other activities. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Set out below are definitions for these performance measures and reconciliations of the non-GAAP measures to reported GAAP measures.

         Cash Flow from Operations per Common Share

Cash flow from operations per common share is determined by dividing the cash flow from operations by the weighted average number of common shares outstanding during the period, as follows:

	December 31
	Fourth Quarter		Twelve Months
	2003	2002	2003	2002
Cash from operations ($millions)	61	47	329	320

Weighted average number of common shares (millions)	410.6	391.3	409.4	349.4

Cash from operations per common share	$0.14	$0.12	$0.80	$0.92

         Unit costs

A reconciliation of costs per ounce of gold produced, calculated in accordance with the Gold Institute Standard, and cost per pound of copper produced to the Cost of Sales and Depreciation and Depletion is included below:

        ($millions except production and unit costs) (i)

	Twelve Months ended December 31
	2003				2002
	Gold		Copper		Gold		Copper
	Cost of Sales	Depreciation	Cost of Sales	Depreciation	Cost of Sales	Depreciation	Cost of Sales	Depreciation
Reported	1,090	267	-	-	698	187	-	-
Copper	(219)	(57)	219	57	(190)	(56)	190	56
Corporate (ii)	(7)	(14)	-	-	(5)	(7)	-	-

Related to precious	864	196	219	57	503	124	190	56
metals
Add La Coipa	30	12	-	-	33	12	-	-
Deduct minority interest	(8)	(1)	-	-	(6)	-	-	-
By-product	(5)	-	(12)	-	(4)	-	(11)	-
Reclamation	(14)	14	(2)	2	(12)	12	(1)	1
Inventories	(9)	(2)	7	3	8	1	(3)	(2)
Other (iii)	(12)	(2)	11	-	(17)	1	19	(1)

	846	217	223	62	505	150	194	54

Production reported (i)	3,861	3,861	425,358	425,358	2,823	2,823	427,477	427,477
Less Osborne gold ozs	(37)	(37)	-	-	(38)	(38)	-	-
Add La Coipa gold	55	55	-	-	53	53	-	-
equivalents ozs

Production base for	3,879	3,879	425,358	425,358	2,838	2,838	427,477	427,477
calculation

Unit costs (i)	218	56	0.52	0.15	178	53	0.45	0.13

	Fourth Quarter
	2003				2002
	Gold		Copper		Gold		Copper
	Cost of Sales	Depreciation	Cost of Sales	Depreciation	Cost of Sales	Depreciation	Cost of Sales	Depreciation
Reported	293	71	-	-	212	60	-	-
Copper	(57)	(15)	57	15	(50)	(10)	50	10
Corporate (ii)	(4)	(4)	-	-	(3)	(3)	-	-

Related to metals	233	52	57	15	159	47	50	10
production
Add La Coipa	8	4	-	-	9	3	-	-
Deduct minority interest	(2)	(1)	-	-	(1)	-	-	-
By product	(2)	-	(3)	-	(1)	-	(3)	-
Reclamation	(1)	1	(1)	1	(4)	4	-	-
Inventories	3	-	3	2	6	-	-	(1)
Other (iii)	(1)	1	3	(2)	(2)	2	4	1

	237	57	59	16	166	56	51	10

Production reported (i)	1,039	1,039	111,063	111,063	917	917	107,842	107,842
Less Osborne gold ozs	(12)	(12)	-	-	(10)	(10)	-	-
Add La Coipa gold	10	10	-	-	14	14	-	-
equivalents ozs

Production base for	1,037	1,037	111,063	111,063	921	921	107,842	107,842
calculation

Unit costs (i)	229	55	0.53	0.14	180	61	0.47	0.09

(i)	Gold production is in thousands of ounces, and unit costs for gold are in $/oz. Copper production is in thousands of pounds, and unit costs for copper are in $/lb.

(ii)	Corporate depreciation includes the amortization of tax gross ups.

(iii)	Other consists of management fees and unusual costs such as significant severance or costs incurred during a temporary mine shut down, which are excluded from the determination of unit costs and smelting charges which are netted against sales revenue but included in the determination of unit costs.

         Shareholders’ Rights Plan

Placer Dome’s Board of Directors has approved a shareholders’ rights plan to replace the existing shareholders’ rights plan that expires at the close of the 2004 annual and special meeting of shareholders to be held on May 5, 2004. The 2004 Plan requires confirmation by shareholders at the annual and special meeting. The 2004 Plan is not materially different from the expiring plan and has been adopted at this time to avoid any gap in shareholder protection. In approving the 2004 Plan the Board has also declared a distribution of one right for each common share outstanding at 5:30 p.m. (EST) on the effective date of the 2004 Plan, which is May 5, 2004. The rights will trade with, and be represented by, the common shares. Rights certificates will not be distributed to shareholders unless and until the rights become exercisable.

Placer Dome today declared a semi-annual dividend of $0.05 per common share, which will be payable on April 12, 2004 to shareholders of record at the close of business on March 12, 2004.

Placer Dome’s audited consolidated financial statements prepared in both U.S. and Canadian GAAP will be first mailed to shareholders on or about March 26, 2004, and will be available on the Placer Dome website at www.placerdome.com as well as the website maintained by the Canadian securities regulators at www.sedar.com, on or about March 5, 2004. Any shareholder entitled to receive Placer Dome’s annual financial statements may also obtain a copy on request.

Vancouver-based Placer Dome Inc. operates 18 mines on five continents. The company’s shares trade on the Toronto, New York, Swiss and Australian stock exchanges and Euronext-Paris under the symbol PDG.

Placer Dome will host a conference call to discuss fourth quarter results at 6:00am PST/ 9:00am EST on Friday, February 27. North American participants may access the call at (800) 291-5032. International participants please dial (416) 641-6700. The call will also be webcast on the Placer Dome website at www.placerdome.com.

         For further information on this news release please contact:

         Investor Relations: Greg Martin (604) 661-3795
         Media Relations: Theresa Coles (604) 661-1911
         On the internet: www.placerdome.com

        For enquiries related to shares, transfers and dividends please contact:

         CIBC Mellon Trust Company
         Toll-free within North America (800) 387-0825
        Collect calls accepted from outside North America (416) 643-5500

Head Office Suite 1600, Bentall IV 1055 Dunsmuir Street (PO Box 49330, Bentall Postal Station) Vancouver, British Columbia Canada V7X 1P1 Tel: (604) 682-7082 Fax: (604) 682-7092

         CAUTIONARY NOTE

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome’s future plans, expectations, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends”, “expects”, “estimates”, “may”, “could”, “would”, “will” or “plan”. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, mineral reserves, resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, and Placer Dome’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome’s mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, environmental, legislative and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome’s mining activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Management’s Discussion and Analysis” or detailed in Placer Dome’s filings with securities regulatory authorities. This list is not exhaustive of the factors that may affect any of Placer Dome’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Placer Dome’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. “Placer Dome” is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. “Placer Dome Group” or “Group” means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. “Placer Dome Group’s share” or the “Group’s share” is defined to exclude minority shareholders’ interest. “The company” refers to Placer Dome Inc.

Placer Dome does not undertake to update any forward-looking statement that may be made from time to time by Placer Dome or on its behalf, except in accordance with applicable securities laws.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.
(Registrant)
By: /s/ Geoffrey P. Gold
Geoffrey P. Gold
Vice-President, Associate General Counsel
and Assistant Secretary

Date: March 1, 2004